FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 4 DATED MAY 24, 2017

TO THE PROSPECTUS DATED MAY 1, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated May 1, 2017, as supplemented by Supplement No. 1 dated May 1, 2017, Supplement No. 2 dated May 8, 2017 and Supplement No. 3 dated May 17, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose information regarding anticipated changes to the terms of this offering.

Changes to Offering Terms

On May 24, 2017, we filed a post-effective amendment to our registration statement with the SEC that will have the effect of terminating the sale of Class A common stock and Class T common stock in the primary portion of this offering. Such termination of the sale of Class A and Class T shares in this primary offering will be effective on the date that the SEC declares this post-effective amendment effective. In order to purchase Class A and Class T shares in this primary offering, subscriptions must be received by our transfer agent, DST Systems, Inc., in good order prior to the date on which the SEC declares this post-effective amendment effective. We will continue to issue Class A and Class T shares pursuant to our distribution reinvestment plan to those stockholders that previously purchased Class A and Class T shares in the primary offering.

On the date that the SEC declares this post-effective amendment effective, we will commence offering shares of our Class R and Class I common stock in both the primary offering and the distribution reinvestment plan. The following summarizes the differences in, price, fees and selling commissions between our Class R and Class I shares. None of the fees listed below will be payable by us with respect to Class R and Class I shares sold under our distribution reinvestment plan, which will be sold at initial prices of $9.14 per share and $8.76 per share, respectively.

	Class R Shares		Class I Shares
Price Per Share	$9.52		$9.13
Selling Commissions	3.0	%(1)	None
Dealer Manager Fees	3.5	%(1)	1.5%
Annual Distribution and Shareholder Servicing Fee	1.0	%(2)	None

(1)	We will pay selling commissions to our dealer manager of up to 3% of the gross offering proceeds and dealer manager fees of up to 3.5% of the gross offering proceeds from the sale of Class R common stock; provided, however, that the aggregate amount of selling commissions and dealer manager fees paid in connection with the sale of Class R common stock is no more than 5.5% of the gross offering proceeds from the sale of such Class R shares.
(2)	We will pay the dealer manager an annual fee of 1.0% of the purchase price (or, once reported, the amount of our estimated net asset value, or NAV) per share of Class R common stock sold in the primary offering. The distribution and shareholder servicing fee will accrue daily based on the number of outstanding Class R shares on each day that were sold in our primary offering and the purchase price (or then-current NAV, once reported) of such shares. We will not pay distribution and shareholder servicing fees to the dealer manager with respect to shares sold under our distribution reinvestment plan, although the expense of the distribution and shareholder servicing fee payable with respect to Class R shares sold in our primary offering will be allocated among all Class T shares, including those sold under our distribution reinvestment plan. We will cease paying the distribution and shareholder servicing fee with respect to Class R shares held in any particular account, and those Class R shares will convert into a number of Class I shares determined by multiplying each Class R share to be converted by the applicable “Conversion Rate” described below, on the earlier of (i) the date after the termination of the primary offering at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from our primary offering; (ii) a listing of the Class I shares on a national securities exchange; (iii) a merger or consolidation of the company with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iv) the end of the month in which the total underwriting compensation (which consists of selling commissions, dealer manager fees and distribution and shareholder servicing fees) paid with respect to such Class R shares purchased in a primary offering is not less than 8.5% (or a lower limit described below) of the gross offering price of those Class R shares purchased in such primary offering (excluding shares purchased through our distribution reinvestment plan).

With respect to item (iv) above, all of the Class R shares held in a stockholder’s account will automatically convert into Class I shares as of the last calendar day of the month in which the 8.5% limit on underwriting compensation (or a lower limit, provided that, in the case of a lower limit, the agreement between our dealer manager and the broker-dealer in effect at the time Class R shares were first issued to such account sets forth the lower limit and our dealer manager advises our transfer agent of the lower limit in writing) in a particular account is reached.

The fees and expenses listed above will be allocated on a class-specific basis. The distribution and shareholder servicing fee is a class-specific expense that will be allocated among all outstanding Class R shares and will not be paid from the amounts paid by each individual Class R stockholder to purchase his or her Class R shares. The payment of class-specific expenses is expected to result in a different amount of distributions being paid with respect to the Class R shares. Specifically, we expect to reduce the amount of distributions that would otherwise be paid on all Class R shares (including those sold under our distribution reinvestment plan) to account for the ongoing distribution and shareholder servicing fees payable on Class R shares.

With respect to the conversion of Class R shares into Class I shares described above, each Class R share will convert into an equivalent amount of Class I shares based on the respective NAV per share for each class. We currently expect that the conversion will be on a one-for-one basis, as we expect the NAV per share of each Class R share and Class I share to be effectively the same. Following the conversion of their Class R shares into Class I shares, those stockholders continuing to participate in our distribution reinvestment plan will receive Class I shares going forward at the then-current distribution reinvestment price per Class I share.

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